Exhibit 21.1

Subsidiaries of Cardiff Lexington Corp.

Name	D/B/A or Assumed Name	Jurisdiction	Ownership
We Three, LLC	Affordable Housing Initiative	Tennessee	100%
Edge View Properties, Inc	n/a	Idaho	100%
JM Enterprises 1, Inc. (Sold December 31, 2021)	Key Tax	Delaware	100%
Platinum Tax Defenders, LLC	n/a	California	100%
Nova Ortho and Spine, PLLC	n/a	Florida	100%